UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 1-15679
                                                        CUSIP Number 92327N 10 2
(Check One):
[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-KSB  [ ] Form 10-QSB  [ ] Form N-SAR

         For Period Ended: December 31, 2001

                  Transition  Report on Form 10-K
                  Transition  Report on Form 20-F
                  Transition  Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition  Report on Form N-SAR
                  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: VentureQuest Group, Inc.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                            1055 West 14th Street, Suite 500
City, State and Zip Code:                       North Vancouver, B.C. V7P 3P2

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
[ ]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,  will be filed on or before  the  fifteenth  calendar following the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion  thereof will  be  filed  on the  or  before  the  fifth  calendar  day following the prescribed due date: and
[ ]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has been unable to finalize its financial statements for the fiscal year ended December 31, 2001 and, accordingly, is not prepared to complete and file its annual report on Form 10 KSB. As of the date hereof, the Registrant cannot reasonably predict when it will complete the requisite financial statements, but the financial statements will most likely not be completed in time to file the annual report within the extension period provided by this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Leonard E. Neilson           (801)               733-0800
                  ------------------           -----               --------
                        (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s).

                                                                  Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 Yes [ ]  No [X]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            VentureQuest Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 2, 2002                       By: /S/ William D. Baker
                                            ------------------------
                                                    William D. Baker
                                                    President and C.F.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).